JAG Media Group, Inc.
17120 North Dallas Pkwy Dallas, TX. 75001

Raj Rajan, Sr. Staff Accountant
Division of Corporation Finance, Mail Stop 3561
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re:	JAG Media Group, Inc./No. 000-52521
Form 8-K/A

Dear Mr. Rajan:

In accordance with our telephone conversation this morning, JAG Media Group, Inc. (the Registrant) acknowledges the following:

1.           The Registrant is responsible for the adequacy and accuracy of the disclosure in all its filings, including the Form 8-K filed on October 7, 2009 (as amended).
2.           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.
3.           The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

We have asked our auditors, EFP Rotenberg, LLP, to provide us with a copy of their consent letter on letterhead, and will provide it to the Staff under separate cover.

Very truly yours,

/s/ Charles Stidham
Charles Stidham, President